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05008898

June 6, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 09 2005
WASH, D.C. 192 SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing a public offering of CST shares by Arcelor Spain Holding.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA



Position of CST with Respect to the Arcelor Offer for Purposes of Complying with Rule 14e-2 under the Securities Exchange Act of 1934 of the United States of America

Serra, June 2, 2005 - Companhia Siderúrgica de Tubarão (CST) – (BOVESPA: CSTB4; OTC: CSTPY). Arcelor Spain Holding, S.L. ("Arcelor") announced today that it has made a public offer (the "Offer") to the holders (the "Shareholders") of the public float (as defined in CVM Instruction 361 of March 5, 2002) of common shares of CST to purchase up to all of the common shares held by such Shareholders at a price of R$109.70 per lot of one thousand common shares upon the terms and subject to the conditions set forth in the Arcelor offer document dated June 2, 2005.

This statement is being published with the sole purpose of complying with the requirements of Rule 14e-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended. As permitted under such rule, the board of officers of the Company is not expressing an opinion, nor making any recommendation, as to whether Shareholders should accept the Offer, and is remaining neutral towards the Offer.

The board of officers of the Company has decided not to express an opinion and to remain neutral towards the Offer for the following reasons: (i) the Offer is a mandatory offer that Arcelor is required to launch under applicable Brazilian laws and regulations, (ii) the Offer is made by Arcelor, holder of a majority of the Company's shares, directly to the Shareholders, and not to the Company, and (iii) it is not customary and there is no legal requirement under applicable Brazilian laws and regulations for a board of a Brazilian company to express an opinion with respect to an offer such as the Offer.



ARCELOR SPAIN HOLDING S.L.



COMPANHIA SIDERÚRGICA DE TUBARÃO
CNPJ/MF nº 27.251.974/0001-02

Announcement
Of Public Offer to Purchase
Common Shares Issued By Companhia Siderúrgica De Tubarão

Arcelor Spain Holding S.L. (the "Bidder"), a wholly owned subsidiary of Arcelor S.A., hereby notifies the holders of the public float (as defined in CVM Instruction 361 of March 5, 2002) of common shares (the "Shares") of Companhia Siderúrgica De Tubarão ("CST"), Brazilian securities identification number 01411-7, that the Bidder is making a mandatory offer (the "Offer"), required to be made under applicable Brazilian laws and regulations, to purchase up to all of the Shares held by such holders, at a price of R$109.70 per lot of one thousand Shares upon the terms and subject to the conditions set forth in the offer document dated June 2, 2005 (the "Offer Document"), which is available on the internet as a Portuguese language document and an English translation thereof at http://www.arcelor.com. In addition, an English translation of the Offer Document is being held for distribution upon request to U.S. shareholders of CST, free of charge, at Arcelor S.A., 19 avenue de la Liberté, L-2930 Luxembourg, Attention: Martine Hue, Senior Vice-President, Investor Relations, (requests to be submitted by facsimile at: +35 2 4792 2449).

The Offer expires on July 6, 2005, unless extended. In order to participate in the Offer, holders of Shares must complete the qualification procedures described in the Offer Document by 5:00 p.m. (New York City time) on July 5, 2005 (please refer to the Offer Document for further details)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Offer is being made solely by the Offer Document, and is being made to all holders of the Shares.

June 2, 2005
Arcelor Spain Holding S.L.